Exhibit 99.1

NEWS RELEASE

Toronto, November 5, 2018

(in U.S. dollars unless otherwise noted)

Franco-Nevada Reports Strong Q3 Results

Cobre Panama funding complete

“Franco-Nevada’s diversified portfolio and business model continues to generate strong revenues and margins,” commented David Harquail, CEO.  “Subsequent to quarter end, we made the final installment on our $1 billion funding commitment for the Cobre Panama project.  Franco-Nevada expects substantial growth in its revenues and EBITDA from assets already in place.  Revenues are expected to increase by more than 30% once Cobre Panama ramps-up towards full production, Candelaria returns to normal operations and with the continued development of our U.S. oil & gas assets.  We are also pleased to again increase our oil & gas revenue guidance for 2018.”

Q3/2018 Financial Highlights

•	$170.6 million in revenue
•	120,021 Gold Equivalent Ounces[1] (“GEOs”) sold
•	$134.7 million of Adjusted EBITDA[2] or $0.72 per share
•	$52.1 million of net income or $0.28 per share
•	$54.6 million of Adjusted Net Income[3] or $0.29 per share
•	$45.0 million of dividends declared in the quarter

Revenue and GEOs by Asset Categories
	Q3/2018		Q2/2018		Q3/2017
	GEOs	Revenue	GEOs	Revenue	GEOs	Revenue
	#	(in millions)	#	(in millions)	#	(in millions)
Precious Metals
Gold	91,820	$ 110.6	83,870	$ 108.6	89,240	$ 114.4
Silver	17,023	20.5	14,147	18.1	20,698	26.8
PGMs	7,635	9.0	7,546	9.6	8,518	11.1
Precious Metals - Total	116,478	$ 140.1	105,563	$ 136.3	118,456	$ 152.3
Other Mining Assets	3,543	4.3	1,770	2.3	5,331	6.7
Oil & Gas	—	26.2	—	22.7	—	12.5
	120,021	$ 170.6	107,333	$ 161.3	123,787	$ 171.5

For Q3/2018, revenue was sourced 82.1% from precious metals (64.8% gold, 12.0% silver and 5.3% PGM) and 82.7% from the Americas (43.7% Latin America, 19.9% U.S., and 19.1% Canada).  The percentage from precious metals is expected to increase next year as Cobre Panama begins its ramp-up and Candelaria returns to normal operations.  Operating costs and expenses for the quarter were in-line with the prior year. Oil & gas revenue increased 109.6% year-over-year, reflecting the additional contributions from the SCOOP/STACK, Midland, Delaware and Orion royalties, higher prices and increased payments from Weyburn.  Cash provided by operating activities was $128.2 million, an increase of 10.5% compared to Q3/2017.

Corporate Updates

•

Strategic Relationship with Continental Resources, Inc.:  On October 23, 2018, Franco-Nevada contributed $214.8 million to close its previously announced transaction with Continental Resources, Inc. to acquire mineral rights in the SCOOP and STACK plays of Oklahoma. Franco-Nevada has also committed, subject to satisfaction of agreed upon development thresholds, to spend up to $300 million over the next three years to acquire additional mineral rights through a newly-formed company.  Acquisition of mineral rights is ongoing and Franco-Nevada now expects to fund additional capital contributions of between $35 and $55 million in 2018 as part of its $300 million commitment.

•

2018 Oil & Gas Guidance:  To reflect the continued strong performance of the oil & gas assets, Franco-Nevada now expects to generate $75 to $85 million in revenue from oil & gas for 2018.  This represents a further increase to our updated guidance in August of $65 to $75 million and our original guidance in March of $50 to $60 million.  This guidance assumes the WTI oil price will average $65 per barrel for the balance of the year.

•

Cobre Panama:  In late September 2018, the Supreme Court of Panama announced a ruling in connection with the constitutionality of Law 9 of 1997.  According to First Quantum, Law 9 granted the status of national law to the mining concession contract, establishing a statutory legal and fiscal regime for the development of the Cobre Panama project.  First Quantum understands that the ruling relates to the enactment of Law 9 and not the legality of the mining concession allowing for the continuation of the development.  Following the announcement, the Government of Panama issued a news release in support of the Cobre Panama project and the Ministry of Commerce and Industry considers the mining concession contract in effect.  First Quantum indicated that it continues to work with appropriate parties to identify suitable remedies and to clarify the legal position of Law 9 and is confident in a near-medium term resolution.

Q3/2018 Portfolio Updates

•

Precious Metals — Latin America: GEOs from Latin American precious metals assets decreased 7.2% year-over-year, with 61,967 precious metal GEOs earned in Q3/2018, reflecting decreased deliveries from Candelaria and Antamina which was partly offset by increased deliveries from Antapaccay.

•

Cobre Panama (gold and silver stream) – During Q3/2018, Franco-Nevada (Barbados) contributed $88.4 million of its share of construction capital for the Cobre Panama project.  Subsequent to quarter end, the company contributed $25.6 million representing the balance of the $1 billion deposit for the construction of Cobre Panama. As of the end of Q3/2018, First Quantum estimates that the project is 81% complete and continues to anticipate production during 2019.

•

Candelaria (gold and silver stream) – Candelaria delivered 17,972 GEOs in Q3/2018, compared to 24,961 GEOs in Q3/2017.  Precious metals production levels are lower as a result of the temporary processing of lower grade materials.

•	Antapaccay (gold and silver stream) – Antapaccay delivered 21,725 GEOs in Q3/2018, an increase of 12.2% year-over-year.
•	Antamina (silver stream) – 10,763 GEOs from Antamina were sold during the quarter. This is in-line with expectations and a decrease compared to 12,575 GEOs in Q3/2017.
•	Cerro Moro (2% royalty) – Yamana declared commercial production at Cerro Moro on June 26, 2018 with Q3/2018 being the first full quarter of production.
•

Guadalupe-Palmarejo (gold stream) – Guadalupe-Palmarejo delivered 10,611 GEOs in Q3/2018.  Production increased year-over-year but was negatively impacted by the temporary suspension of mining activities.

•

Precious Metals — U.S.:  GEOs from U.S. precious metals assets increased by 8.0% year-over-year due to strong quarters from Marigold, Bald Mountain and Fire Creek which was offset by reduced deliveries from Stillwater and South Arturo. 17,866 GEOs were earned from U.S. precious metal assets.

•

Mesquite (0.5-2% royalty) – During the quarter, New Gold entered into an agreement with Equinox Gold to sell the Mesquite Mine in California.  Equinox Gold also owns the Castle Mountain project in California on which Franco-Nevada has a 2.65% royalty.

•

South Arturo (4-9% royalty) – Construction of the Phase 1 open pit and the El Nino underground mine have been accelerated with production from both operations now expected in H2/2019.  Additional work is planned to assess the potential of further mining opportunities that include a Phase 3 pit and processing of heap leach material from all pits.

•

Marigold (0.5-5% royalty) – Marigold had a strong quarter with record material movement during the quarter.  Previously, SSR Mining provided a new life of mine plan which is expected to support mining for over 10 years and gold production for 15 years.

•

Stibnite Gold (1.7% royalty) – Midas Gold provided an updated permitting schedule for the Stibnite Gold project which would allow for a Final Record of Decision in May 2020.  Subsequently, Midas Gold announced that the Nez Perce Tribe, one of three tribes being consulted by the U.S. Forest Service, is formally opposing the project.

•

Fire Creek/Midas (fixed gold deliveries and royalty) & Hollister (3-5% royalty) – Hecla plans on increasing underground development at Fire Creek with the aim to increase throughput by 50% by mid-2019.  At Hollister, Hecla has begun an access drift to the Hatter Graben.

•

Stillwater (5% royalty) – The Blitz project achieved first production in September 2017 and is expected to reach full production by late 2021 or early 2022.  Blitz is anticipated to increase total PGM production from Stillwater by more than 50% to approximately 850,000 ounces per year.

•

Precious Metals — Canada:  13,391 GEOs from Canadian precious metals assets were earned during the quarter, an increase of 15.6% year-over-year compared with Q3/2017, as almost all producing assets had strong contributions.

•

Musselwhite (5% NPI) – Drilling and resource conversion added 0.7 million ounces of mineral reserves (partially offset by depletion) which resulted in an increase from 1.9 million ounces to 2.3 million ounces at June 30, 2018.

•

Brucejack (1.2% royalty) – As of the end of Q3/2018, Brucejack has produced approximately 428,000 ounces of gold since the mine start-up.  Franco-Nevada’s royalty begins after approximately 500,000 ounces have been produced which is expected to occur towards the end of 2018.

•	Canadian Malartic (1.5% royalty) – Exploration at the Odyssey and East Malartic properties continues and the JV partners continue to evaluate potential underground mining scenarios.
•	Dublin Gulch (Eagle) (1.5-2% royalty) – Victoria Gold continues to advance construction of the Eagle Gold Project. Full construction commenced in March 2018 with first gold pour scheduled for H2/2019.
•

Kirkland Lake (1.5-5.5% royalty & 20% NPI) – Continued exploration success at Macassa supports potential for future resource growth and resource conversion.  Kirkland Lake Gold has previously announced plans for a new shaft at the Macassa mine which would support higher levels of production and offer more effective underground exploration.  The two phase project is expected to be completed by the end of 2023.

•	Precious Metals — Rest of World: 23,254 GEOs from Rest of World precious metals assets were earned during the quarter, essentially unchanged year-over-year.
•	Duketon (2% royalty) – Regis Resources announced plans to proceed with development of an underground mining operation directly below the current Rosemont open pit.
•

Subika (2% royalty) – First underground production was achieved in June 2018 with commercial production expected in Q4/2018.  The underground project is expected to increase annual production by 150,000 – 200,000 oz/year for the first five years.  The Ahafo mill expansion, which is expected to increase annual production by 75,000 – 100,000 oz/year during the first five years, is expecting first production in H2/2019.

•

Agi Dagi (2% royalty) – Alamos announced that it has been granted the GSM (Business Opening and Operation) permit required for the development of its Kirazli project in Turkey.  This is a positive indication for the permitting of Alamos’ two other projects in Turkey, Agi Dagi and Camyurt, on which Franco-Nevada has royalties.

•

Tasiast (2% royalty) – The Phase One (12,000 tpd) expansion is complete, first ore has gone through the mill and commissioning is in its final stages.  Phase Two activities are being paused as Kinross analyzes alternative intermediate throughput expansion options and engages in discussions with the Government of Mauritania.

•

Oil & Gas: Revenue from oil & gas assets increased to $26.2 million in Q3/2018 compared to $12.5 million in Q3/2017, reflecting the additional contributions from the SCOOP/STACK, Midland, Delaware and Orion royalties, higher prices and increased payments from Weyburn.

•	Weyburn (NRI, ORR, WI) – Weyburn generated $10.6 million in the quarter versus $8.6 million in the previous year, with the asset benefitting from higher oil prices.
•	Delaware (various royalty rates) – The Delaware Basin royalties generated $4.4 million in the quarter. This was boosted by unbudgeted lease bonuses received during the quarter.
•

Orion (GORR) – Osum Oil Sands Corp. continues with its expansion of the Orion plant to 18,000 bbl/d. Third quarter production was 11,000 bbl/d and Osum plans to exit 2018 at a rate of 14,000 bbl/d. Differentials for heavy oil prices in Western Canada widened during the quarter which negatively impacted revenue.

•	Continental Minerals Venture (various royalty rates) – The transaction with Continental closed on October 23, 2018. Initial revenue from the transaction is expected in Q4/2018.

Dividend Declaration

Franco-Nevada is pleased to announce that its Board of Directors has declared a quarterly dividend of $0.24 per share.  The dividend will be paid on December 20, 2018 to shareholders of record on December 6, 2018 (the “Record Date”).  The Canadian dollar equivalent is to be determined based on the daily average rate posted by the Bank of Canada on the Record Date.  Under Canadian tax legislation, Canadian resident individuals who receive “eligible dividends” are entitled to an enhanced gross-up and dividend tax credit on such dividends.

The Company has a Dividend Reinvestment Plan (the “DRIP”). Participation in the DRIP is optional. The Company will issue additional common shares through treasury at a 3% discount to the Average Market Price, as defined in the DRIP. However, the Company may, from time to time, in its discretion, change or eliminate the discount applicable to treasury acquisitions or direct that such common shares be purchased in market acquisitions at the prevailing market price, any of which would be publicly announced. The DRIP and enrollment forms are available on the Company’s website at www.franco-nevada.com. Canadian and U.S. registered shareholders may also enroll in the DRIP online through the plan agent’s self-service web portal at www.investorcentre.com/franco-nevada. Canadian and U.S. beneficial shareholders should contact their financial intermediary to arrange enrollment.  During Q2/2018, the Company amended and restated the DRIP to allow for certain non-Canadian and non-U.S. shareholders to participate in the DRIP, subject to the satisfaction of certain conditions.  Non-Canadian and non-U.S. shareholders should contact the Company to determine whether they satisfy the necessary conditions to participate in the DRIP.

This press release is not an offer to sell or a solicitation of an offer of securities. A registration statement relating to the DRIP has been filed with the U.S. Securities and Exchange Commission and may be obtained under the Company’s profile on the U.S. Securities and Exchange Commission’s website at www.sec.gov.

Shareholder Information

The complete Condensed Consolidated Interim Financial Statements and Management’s Discussion and Analysis can be found today on Franco‑Nevada’s website at www.franco-nevada.com, on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

Management will host a conference call tomorrow, Tuesday, November 6, 2018 at 8:00 a.m. Eastern Time to review Franco‑Nevada’s Q3/2018 results.

Interested investors are invited to participate as follows:

•	Via Conference Call: Toll-Free: (888) 390-0546; International: (416) 764-8688
•	Conference Call Replay until November 13th: Toll-Free (888) 390-0541; International (416) 764-8677; Pass code 181248#
•	Webcast: A live audio webcast will be accessible at www.franco-nevada.com

Corporate Summary

Franco-Nevada Corporation is the leading gold-focused royalty and stream company with the largest and most diversified portfolio of cash-flow producing assets.  Its business model provides investors with gold price and exploration optionality while limiting exposure to many of the risks of operating companies.  Franco-Nevada has a strong balance sheet and uses its free cash flow to expand its portfolio and pay dividends.  It trades under the symbol FNV on both the Toronto and New York stock exchanges.  Franco-Nevada is the gold investment that works.

For more information, please go to our website at www.franco-nevada.com or contact:

Sandip Rana	Stefan Axell
Chief Financial Officer	Director, Corporate Affairs
(416) 306-6303	(416) 306-6328
info@franco-nevada.com

Forward Looking Statements

This press release contains “forward looking information” and “forward looking statements” within the meaning of applicable Canadian securities laws and the United States Private Securities Litigation Reform Act of 1995, respectively, which may include, but are not limited to, statements with respect to future events or future performance, management’s expectations regarding Franco-Nevada’s growth, results of operations, estimated future revenues, carrying value of assets, future dividends and requirements for additional capital, mineral reserve and mineral resource estimates, production estimates, production costs and revenue, future demand for and prices of commodities, expected mining sequences, business prospects and opportunities and the remedies relating to and consequences of the ruling of the Supreme Court of Panama in relation to the Cobre Panama project. In addition, statements (including data in tables) relating to reserves and resources and gold equivalent ounces (“GEOs”) are forward looking statements, as they involve implied assessment, based on certain estimates and assumptions, and no assurance can be given that the estimates and assumptions are accurate and that such reserves and resources and GEOs will be realized. Such forward looking statements reflect management’s current beliefs and are based on information currently available to management. Often, but not always, forward looking statements can be identified by the use of words such as “plans”, “expects”, “is expected”, “budgets”, “scheduled”, “estimates”, “forecasts”, “predicts”, “projects”, “intends”, “targets”, “aims”, “anticipates” or “believes” or variations (including negative variations) of such words and phrases or may be identified by statements to the effect that certain actions “may”, “could”, “should”, “would”, “might” or “will” be taken, occur or be achieved. Forward looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual results, performance or achievements of Franco-Nevada to be materially different from any future results, performance or achievements expressed or implied by the forward looking statements. A number of factors could cause actual events or results to differ materially from any forward looking statement, including, without limitation: fluctuations in the prices of the primary commodities that drive royalty and stream revenue (gold, platinum group metals, copper, nickel, uranium, silver, iron-ore and oil and gas); fluctuations in the value of the Canadian and Australian dollar, Mexican Peso and any other currency in which revenue is generated, relative to the U.S. dollar; changes in national and local government legislation, including permitting and licensing regimes and taxation policies and the enforcement thereof; regulatory,  political or economic developments in any of the countries where properties in which Franco-Nevada holds a royalty, stream or other interest are located or through which they are held; risks related to the operators of the properties in which Franco-Nevada holds a royalty, stream or other interest, including changes in the ownership and control of such operators; influence of macroeconomic developments; business opportunities that become available to, or are pursued by Franco-Nevada; reduced access to debt and equity capital; litigation; title, permit or license disputes related to interests on any of the properties in which Franco-Nevada holds a royalty, stream or other interest; whether or not Franco-Nevada is determined to have “passive foreign investment company” (“PFIC”) status as defined in Section 1297 of the United States Internal Revenue Code of 1986, as amended; potential changes in Canadian tax treatment of offshore streams; excessive cost escalation as well as development, permitting, infrastructure, operating or technical difficulties on any of the properties in which Franco-Nevada holds a royalty, stream or other interest; actual mineral content may differ from the reserves and resources contained in technical reports; rate and timing of production differences from resource estimates, other technical reports and mine plans; risks and hazards associated with the business of development and mining on any of the properties in which Franco-Nevada holds a royalty, stream or other interest, including, but not limited to unusual or unexpected geological and metallurgical conditions, slope failures or cave-ins, flooding and other natural disasters, terrorism, civil unrest or an outbreak of contagious disease; and the integration of acquired assets. The forward looking statements contained in this press release are based upon assumptions management believes to be reasonable, including, without limitation: the ongoing operation of the properties in which Franco-Nevada holds a royalty, stream or other interest by the owners or operators of such properties in a manner consistent with past practice; the accuracy of public statements and disclosures made by the owners or operators of such underlying properties; no material adverse change in the market price of the commodities that underlie the asset portfolio; Franco-Nevada’s ongoing income and assets relating to determination of its PFIC status; no material changes to existing tax treatment; the expected application of tax laws and regulations by taxation authorities; the expected assessment and outcome of any audit by any taxation authority; no adverse development in respect of any significant property in which Franco-Nevada holds a royalty, stream or other interest; the accuracy of publicly disclosed expectations for the development of underlying properties that are not yet in production; integration of acquired assets; and the absence of any other factors that could cause actions, events or results to differ from those anticipated, estimated or intended. However, there can be no assurance that forward looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Investors are cautioned that forward looking statements are not guarantees of future performance. Franco-Nevada cannot assure investors that actual results will be consistent with these forward looking statements and investors should not place undue reliance on forward looking statements due to the inherent uncertainty therein. For additional information with respect to risks, uncertainties and assumptions, please refer to the “Risk Factors” section of Franco-Nevada’s most recent Annual Information Form filed with the Canadian securities regulatory authorities on www.sedar.com and Franco-Nevada’s most recent Annual Report filed on Form 40-F filed with the SEC on www.sec.gov. The forward looking statements herein are made as of the date of this press release only and Franco-Nevada does not assume any obligation to update or revise them to reflect new information, estimates or opinions, future events or results or otherwise, except as required by applicable law.

NON-IFRS MEASURES:  Adjusted Net Income and Adjusted EBITDA are intended to provide additional information only and do not have any standardized meaning prescribed under IFRS and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.  These measures are not necessarily indicative of operating profit or cash flow from operations as determined under IFRS.  Other companies may calculate these measures differently. For a reconciliation of these measures to various IFRS measures, please see below or the Company’s current MD&A disclosure found on the Company’s website, on SEDAR and on EDGAR. Comparative information has been recalculated to conform to current presentation.

1

GEOs include our gold, silver, platinum, palladium and other mining assets. GEOs are estimated on a gross basis for NSR royalties and, in the case of stream ounces, before the payment of the per ounce contractual price paid by the Company. For NPI royalties, GEOs are calculated taking into account the NPI economics. Platinum, palladium, silver and other mining commodities are converted to GEOs by dividing associated revenue, which includes settlement adjustments, by the relevant gold price. The gold price used in the computation of GEOs earned from a particular asset varies depending on the royalty or stream agreement, which may make reference to the market price realized by the operator, or the average for the month, quarter, or year in which the mining commodity was produced or sold. For Q3/2018, the average commodity prices per ounce were as follows: $1,218 gold (Q3/2017 - $1,278), $14.99 silver (Q3/2017 - $16.83), $814 platinum (Q3/2017 - $953) and $953 palladium (Q3/2017 - $901).

2

Adjusted EBITDA and Adjusted EBITDA per share are non-IFRS financial measures, which exclude the following from net income and earnings per share (“EPS”): income tax expense/recovery; finance expenses; finance income; depletion and depreciation; non-cash costs of sales; impairment charges related to royalty, stream and working interests and investments; gains/losses on sale of royalty interests; gains/losses on investments; foreign exchange gains/losses and other income/expenses and unusual non-recurring items.

3

Adjusted Net Income and Adjusted Net Income per share are non-IFRS financial measures, which exclude the following from net income and EPS: foreign exchange gains/losses and other income/expenses; impairment charges related to royalty, stream and working interests and investments; gains/losses on sale of royalty interests; gains/losses on investments; unusual non-recurring items; and the impact of income taxes on these items.

Reconciliations to IFRS measures:

	For the three months ended		For the nine months ended
	September 30,		September 30,
(expressed in millions, except per share amounts)	2018	2017	2018	2017
Net Income	$52.1	$60.0	$170.3	$151.2
Income tax expense	13.8	2.9	38.4	24.4
Finance expenses	0.7	0.8	2.4	2.4
Finance income	(0.7)	(1.6)	(2.4)	(3.6)
Depletion and depreciation	66.0	70.5	186.2	209.2
Non-cash costs of sales	2.0	0.6	5.7	4.7
Transaction costs on Continental Minerals Venture	0.9	—	0.9	—
Foreign exchange (gains)/losses and other (income)/expenses	(0.1)	0.9	(0.6)	(0.2)
Adjusted EBITDA	$134.7	$134.1	$400.9	$388.1
Basic weighted average shares outstanding	186.1	185.5	186.1	181.9
Adjusted EBITDA per share	$0.72	$0.72	$2.15	$2.13

	For the three months ended		For the nine months ended
	September 30,		September 30,
(expressed in millions, except per share amounts)	2018	2017	2018	2017
Net Income	$52.1	$60.0	$170.3	$151.2
Foreign exchange (gains)/losses and other (income)/expenses	(0.1)	0.9	(0.6)	(0.2)
Transaction costs on Continental Minerals Venture	0.9	—	0.9	—
Tax effect of adjustments	(0.3)	(1.1)	(0.3)	(1.1)
Other tax related adjustments:
Valuation allowance	—	(0.7)	—	0.1
Utilization of tax attributes for which no deferred tax asset was previously recognized	—	(3.8)	—	(3.8)
U.S. Tax Reform impact	2.0	—	2.0	—
Adjusted Net Income	$54.6	$55.3	$172.3	$146.2
Basic weighted average shares outstanding	186.1	185.5	186.1	181.9
Adjusted Net Income per share	$0.29	$0.30	$0.93	$0.80

Franco-Nevada Corporation

Condensed Consolidated Statement of Financial Position

(unaudited, in millions of U.S. dollars)

	At September 30,	At December 31,
	2018	2017
ASSETS
Cash and cash equivalents (Note 4)	$76.9	$511.1
Receivables	60.7	65.9
Prepaid expenses and other (Note 6)	34.9	39.4
Current assets	172.5	616.4

Royalty, stream and working interests, net (Note 3)	4,436.0	3,939.2
Investments (Note 5)	197.7	203.1
Deferred income tax assets	14.9	14.5
Other assets (Note 7)	13.4	15.2
Total assets	$4,834.5	$4,788.4

LIABILITIES
Accounts payable and accrued liabilities	$21.2	$21.5
Current income tax liabilities	1.4	1.1
Current liabilities	22.6	22.6

Deferred income tax liabilities	67.0	60.3
Total liabilities	89.6	82.9

SHAREHOLDERS’ EQUITY (Note 14)
Common shares	5,136.3	5,107.8
Contributed surplus	18.7	14.2
Deficit	(245.5)	(310.0)
Accumulated other comprehensive loss	(164.6)	(106.5)
Total shareholders’ equity	4,744.9	4,705.5
Total liabilities and shareholders’ equity	$4,834.5	$4,788.4

Subsequent events (Note 16)

The accompanying notes are an integral part of these condensed consolidated interim financial statements and can be found in our Q3/2018 Report available on our website

Franco-Nevada Corporation

Condensed Consolidated Statements of Income and Comprehensive Income (Loss)

(unaudited, in millions of U.S. dollars, except per share amounts)

	For the three months ended		For the nine months ended
	September 30,		September 30,
	2018	2017	2018	2017
Revenue (Note 10)	$170.6	$171.5	$505.0	$507.8

Cost of sales
Costs of sales (Note 11)	33.4	33.0	93.4	106.8
Depletion and depreciation	66.0	70.5	186.2	209.2
Total cost of sales	99.4	103.5	279.6	316.0
Gross profit	71.2	68.0	225.4	191.8

Other operating expenses (income)
General and administrative expenses	5.2	5.2	17.4	17.9
Loss (gain) on sale of gold bullion	0.2	(0.2)	(0.1)	(0.3)
Total other operating expenses (income)	5.4	5.0	17.3	17.6
Operating income	65.8	63.0	208.1	174.2
Foreign exchange gain (loss) and other income (expenses)	0.1	(0.9)	0.6	0.2
Income before finance items and income taxes	65.9	62.1	208.7	174.4

Finance items
Finance income	0.7	1.6	2.4	3.6
Finance expenses	(0.7)	(0.8)	(2.4)	(2.4)
Net income before income taxes	65.9	62.9	208.7	175.6

Income tax expense (Note 13)	13.8	2.9	38.4	24.4
Net income	$52.1	$60.0	$170.3	$151.2

Other comprehensive income (loss):

Items that may be reclassified subsequently to profit and loss:
Changes in the fair value of available-for-sale investments, net of income
tax (Note 5)	—	17.7	—	7.4
Currency translation adjustment	11.2	41.4	(29.3)	81.9

Items that will not be reclassified subsequently to profit and loss:
Changes in the fair value of equity investments at fair value through other
comprehensive income, net of income tax (Note 5)	13.6	—	(1.7)	—
Other comprehensive income (loss)	24.8	59.1	(31.0)	89.3

Comprehensive income	$76.9	$119.1	$139.3	$240.5
Basic earnings per share (Note 15)	$0.28	$0.32	$0.92	$0.83
Diluted earnings per share (Note 15)	$0.28	$0.32	$0.91	$0.83

The accompanying notes are an integral part of these condensed consolidated interim financial statements and can be found in our Q3/2018 Report available on our website

Franco-Nevada Corporation

Condensed Consolidated Statements of Cash Flows

(unaudited, in millions of U.S. dollars)

	For the nine months ended
	September 30,
	2018	2017
Cash flows from operating activities
Net income	$170.3	$151.2
Adjustments to reconcile net income to net cash provided by operating activities:
Depletion and depreciation	186.2	209.2
Non-cash costs of sales	5.7	4.7
Share-based payments	4.1	4.0
Unrealized foreign exchange gain	(0.1)	(0.6)
Deferred income tax expense	7.5	10.2
Other non-cash items	(0.9)	(2.0)
Acquisition of gold bullion	(19.4)	(17.8)
Proceeds from sale of gold bullion	8.1	13.3
Operating cash flows before changes in non-cash working capital	361.5	372.2
Changes in non-cash working capital:
Decrease in receivables	5.2	6.2
Increase (decrease) in prepaid expenses and other	10.3	(9.9)
Decrease in current liabilities	—	(6.2)
Net cash provided by operating activities	377.0	362.3

Cash flows from investing activities
Acquisition of royalty, stream and working interests	(702.3)	(371.1)
Acquisition of oil & gas well equipment	(1.1)	(1.3)
Acquisition of investments	—	(12.3)
Net cash used in investing activities	(703.4)	(384.7)

Cash flows from financing activities
Credit facility amendment costs	(0.5)	(1.0)
Payment of dividends	(104.5)	(94.0)
Proceeds from exercise of warrants	—	356.4
Proceeds from exercise of stock options	0.1	10.3
Net cash (used in) provided by financing activities	(104.9)	271.7
Effect of exchange rate changes on cash and cash equivalents	(2.9)	31.0
Net change in cash and cash equivalents	(434.2)	280.3
Cash and cash equivalents at beginning of period	511.1	253.0
Cash and cash equivalents at end of period	$76.9	$533.3

Supplemental cash flow information:
Cash paid for interest expense and loan standby fees	$1.7	$1.8
Income taxes paid	$20.9	$36.6

The accompanying notes are an integral part of these condensed consolidated interim financial statements and can be found in our Q3/2018 Report available on our website